K&L Gates LLP 1 Park Plaza Twelfth Floor Irvine, CA 92614 T +1 949 253 0900 F +1 949 253 0902 klgates.com

January 4, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attn:  J. Nolan McWilliams, Attorney-Advisor

Re:	ADOMANI, Inc.
Amendment No. 2 to Registration Statement on Form S-1; Amendment No. 3
Filed January 4, 2018
File No. 333-220983

Ladies and Gentlemen:

ADOMANI, Inc. (the “Company”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated January 3, 2018 (the “Comment Letter”) with respect to the above-referenced Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments in italics as set forth in the Comment Letter.

In addition, we are concurrently filing with the Commission via EDGAR Amendment No. 3 (“Amendment No. 3”) to the Registration Statement.

Exhibit 5.1

1.	Please have counsel opine on the legality of the issuance of the units and of the warrants under the laws governing the units and warrants. For guidance, refer to sections II.B.1.f and II.B.1.h of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Company Response: The Company respectfully acknowledges the Staff’s comment and confirms that its counsel has opined on the legality of the issuance of the units and warrants under applicable laws in Exhibit 5.1 to Amendment No. 3.

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If you have any questions or comments concerning these responses, please do not hesitate to call me at (949) 623-3519 or email me at Michael.Hedge@klgates.com.

Sincerely,

/s/ Michael A. Hedge

K&L Gates LLP

Michael A. Hedge

cc:
Tonya K. Aldave, U.S. Securities and Exchange Commission
Effie Simpson, U.S. Securities and Exchange Commission
Jean Yu, U.S. Securities and Exchange Commission
James L. Reynolds, ADOMANI, Inc.
Michael K. Menerey, ADOMANI, Inc.
Matthew A. Susson, K&L Gates LLP
Andrew D. Thorpe, Orrick, Herrington & Sutcliffe LLP
Melissa V. Frayer, Orrick, Herrington & Sutcliffe LLP